Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-223639

Ford Motor Credit Company LLC

Final Term Sheet

2.900% Notes due 2028

2.900% Notes due 2028

Issuer:	Ford Motor Credit Company LLC

Trade Date:	February 10, 2021

Settlement Date:	February 16, 2021 (T+3)

Stated Maturity:	February 16, 2028

Principal Amount:	$750,000,000

Interest Rate:	2.900%

Benchmark Treasury:	0.750% due January 31, 2028

Benchmark Treasury Yield and Price:	0.803% / 99-20+

Yield to Maturity:	2.900%

Price to Public:	100.000% of principal amount plus accrued interest from February 16, 2021

Underwriting Discount:	0.825%

Net Proceeds (Before Expenses) to Issuer:	$743,812,500 (99.175%)

Interest Payment Dates:	Semi-annually on each February 16 and August 16, beginning August 16, 2021

Redemption Provision:

Make-Whole Call: Prior to December 16, 2027 (two months prior to maturity date), at greater of par and make-whole at discount rate of Adjusted Treasury Rate plus 35 basis points

Par Call: At any time on or after December 16, 2027 (two months prior to maturity date)

Joint Book-Running Managers:	Commerz Markets LLC Credit Agricole Securities (USA) Inc. Lloyds Securities Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. SG Americas Securities, LLC

Co-Managers:	Standard Chartered Bank AmeriVet Securities, Inc. CastleOak Securities, L.P.

Loop Capital Markets LLC R. Seelaus & Co., LLC

CUSIP/ISIN:	345397 B51 / US345397B512

It is expected that delivery of the Notes will be made against payment therefor on or about February 16, 2021, which will be the third business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+3”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Commerz Markets LLC at 1-212-266-7200, Credit Agricole Securities (USA) Inc. at 1-866-807-6030, Lloyds Securities Inc. at 1-212-930-5000, Mizuho Securities USA LLC  at 1-866-271-7403, SMBC Nikko Securities America, Inc. at 1-888-868-6856 or SG Americas Securities, LLC at 1-855-881-2108.